UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY, 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

AMENDMENT TO MEMORANDUM OF ASSOCIATION

On July 31, 2013, Velti plc, a company organized under the laws of the Bailiwick of Jersey, the Channel Islands (the “Company”), held its annual general meeting (“AGM”) of shareholders. At the AGM, the Company's shareholders approved an amendment to the Company's Memorandum of Association, as amended and restated (the "Memorandum"). The approved amendment increased the authorized share capital of the Company from £5,000,000 divided into 100,000,000 ordinary shares of £0.05 each to £7,500,000 divided into 150,000,000 ordinary shares of £0.05 each.

The foregoing description of the amendment to the Memorandum does not purport to be complete and is qualified in its entirety by reference to the full text of the amended Memorandum, which, along with the Articles of Association of the Company, is filed herewith as Exhibit 99.1 and incorporated by reference herein.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On July 31, 2013, the Company held its AGM. At the AGM, the matters on which the shareholders voted, in person or by proxy were to:

1.	receive the Company’s accounts for the year ended 31 December 2012 together with the auditors’ report on those accounts;

2.	re-elect David W. Mann as a director of the Company;

3.	re-elect David C.D. Hobley as a director of the Company;

4.	re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company;

5.	authorize the board to determine the remuneration of the auditors; and

6.	approve the proposed amendment to the Velti plc Memorandum of Association to increase the authorized share capital.

For more information about the foregoing proposals, please see the Company’s Notice of Annual General Meeting of Shareholders and Proxy Statement on Form 6-K filed on June 24, 2013.

The shareholders received the Company’s accounts together with the auditors’ reports on those accounts, Messrs. Mann and Hobley were re-elected, Baker Tilly Virchow Krause, LLP was re-elected as auditors for the Company, the shareholders authorized the board to determine the remuneration of the auditors, and the proposed amendment to the Velti plc Memorandum of Association was approved.

The results of the voting were as follows:

Receipt of Company’s Accounts:

Votes For	Votes Against	Votes Withheld
52,284,504	1,602,011	513,030

Election of Directors:

Directors	Votes For	Votes Against	Votes Withheld
David W. Mann	24,764,699	9,795,364	227,948
David C.D. Hobley	24,734,603	9,826,460	226,948

Appointment of Baker Tilly Virchow Krause, LLP:

Votes For	Votes Against	Votes Withheld
52,446,102	1,649,079	304,364

Authorization of Board to Determine Remuneration of Auditors:

Votes For	Votes Against	Votes Withheld
52,333,877	1,794,653	271,015

Amendment to Velti plc Memorandum of Association:

Votes For	Votes Against	Votes Withheld
32,675,381	1,672,712	182,318

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit Number	Description

99.1	Amended Memorandum and Articles of Association of Velti plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally J. Rau
Name:	Sally J. Rau

Title:	Chief Administrative Officer and General Counsel

Date: August 5, 2013